02018565

VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH. D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
State Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Helfrich (617) 664-3714
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – of individual, state last, first, middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

TH OR AFFIRMATION

F. Charles R. Hindmarsh, swear (or affirm) that, to the of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of State Street Capital Markets, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a omer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $0, Credits $1,527,892.25)

Signature

President
Title

Notary Public
My commission expires June 20, 2008

report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State Street Capital Markets, LLC

Consolidated Statement of Financial Condition

December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
State Street Capital Markets, LLC

We have audited the accompanying consolidated statement of financial condition of State Street Capital Markets, LLC as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of State Street Capital Markets, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP

February 15, 2002

State Street Capital Markets, LLC

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 98,767,508
Cash segregated pursuant to federal regulations	7,052,592
Deposits with clearing organizations	1,305,340
Receivable from broker-dealers	8,127,738
Receivable from customers	52,475,288
Securities owned, pledged to creditors	309,884,176
Goodwill, net of accumulated amortization of $6,260,833	72,189,167
Other assets	4,526,012
Total assets	$554,327,821
Liabilities and Member's Equity	
Liabilities:	
Short-term borrowings	$ 54,687,807
Securities sold under agreements to repurchase	268,373,006
Payable to broker-dealers	3,055,521
Payable to customers	32,889,256
Payable to affiliates	5,430,624
Accrued expenses and other liabilities	8,269,155
Total liabilities	372,705,369
Member's equity	181,622,452
Total liabilities and member's equity	$554,327,821

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Accounting Policies

Organization and Nature of Business

State Street Capital Markets, LLC (the Company) a Delaware single member limited liability company, is a wholly-owned subsidiary of State Street Corporation (Parent). The Company was incorporated on April 21, 1999 and its existence has been deemed perpetual. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's consolidated statement of financial condition includes the wholly-owned broker-dealer business of Bel Air Securities, LLC. The Company is engaged as a securities broker-dealer, that comprises several classes of services, including principal transactions, agency transactions, municipal underwriting and investment banking.

Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Deposit with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

1. Accounting Policies (continued)

Securities Transactions

Securities owned and securities sold, not yet repurchased, are recorded on a trade date basis and are valued at market. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the statement of financial condition and other economic measurements.

Receivable from and Payable to Broker-Dealers

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable and payable from clearing brokers relate to the aforementioned transactions.

Resale and Repurchase Agreements

Securities purchased under agreements to resell and sales of securities under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities as compared to the related contract amounts, including accrued interest, and requests additional collateral or returns collateral pledged where deemed appropriate.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 15 years.

Income Taxes

The Company is a limited liability company and for federal and state income tax purposes is not subject to income taxes.

1. Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2001, the FASB issued Statement No. 142, *Goodwill and Intangible Assets*, effective for the years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill beginning January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill, but has not yet determined what the effect of these tests will be on the financial position of the Company

2. Acquisition

On February 7, 2001, the Company's parent, State Street Corporation, purchased Bel Air Securities, LLC, (Bel Air Securities) for $66,600,000 in cash and stock and simultaneously contributed it to the Company. Bel Air Securities is a registered Los Angeles based broker-dealer. The acquisition was accounted for under the purchase method of accounting, and the results of Bel Air have been included in the Company's results since the date of acquisition. The Company recorded $66,450,000 of goodwill in connection with the acquisition.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the benefit of customers in accordance with SEC rule 15c3-3.

4. Securities Owned

At December 31, 2001, securities owned, at fair value (including those pledged to creditors) were as follows:

U.S. government and agencies	$ 19,141,451
Municipal bonds	40,451,700
Commercial paper	250,291,024
	$309,884,176

Securities owned, pledged to creditors represent collateral pledged to lenders for short-term borrowings and securities sold under agreements to repurchase on terms which permit the counterparty to sell or repledge the securities to others.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $102,616,279 which was $101,880,598 in excess of its required net capital of $735,681. The Company's net capital ratio was .11 to 1.

6. Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and counterparties are required to provide additional collateral as necessary.

7. Fair Value of Financial Instruments

Management estimates that at December 31, 2001, the aggregate net fair value of financial instruments recognized in the consolidated statement of financial condition (including cash, receivables, payables, and accrued expenses) approximates their carrying value. Such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

8. Off-Balance Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential accounting loss the Company faces due to the possible nonperformance by customers.

8. Off-Balance Sheet Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2001, were settled without an adverse effect on the Company's financial position.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

9. Related-Party Transactions

Cash

Included in cash and cash equivalents and cash segregated pursuant to federal regulations reflected on the Company's consolidated statement of financial condition is $103,474,268, which is held on deposit at State Street Bank and Trust Company (State Street), an affiliate of the Company.

Short-Term Funding

The Company meets its short-term financing needs by entering into repurchase agreements with financial institutions and State Street. In addition, the Company enters into secured short-term borrowings with State Street. Borrowings from State Street are secured with marketable securities in excess of the loan amount, and the interest rates on these short-term borrowings are indicative of current market rates. At December 31, 2001, $54,687,807 was outstanding under this facility.

9. Related-Party Transactions (continued)

Net Payable Due to Affiliates

The Company has transactions in the ordinary course of business with State Street which may include purchases of securities under agreements to resell, collateralized short-term financing, and deposits. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. The net payable due to affiliates of $5,430,624 represents the amounts due for services received and such amounts are settled on a monthly basis. Management believes the allocation methods used for expenses under service agreements are reasonable and appropriate in the circumstances.

Employee Benefit Plans

The Company's employees are covered under State Street's benefit plans. The noncontributory pension plan and defined contribution plan of State Street are also available to eligible employees of the Company.

Consolidated Statement of Financial Condition

State Street Capital Markets, LLC
December 31, 2001